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Ex12d
                               Idaho Power Company
                       Consolidated Financial Information
                       Ratio of Earnings to Fixed Charges


                                                                                                   Twelve Months
                                            Twelve Months Ended December 31,                         Ended
                                                 (Thousands of Dollars)                             March 31,
                                         1995         1996         1997         1998        1999       2000
Earnings, as defined:
  Income before  income taxes        $ 135,333   $  142,710   $  138,746    $ 140,984   $ 143,078   $ 150,462
  Adjust for distributed income of
  equity investees                      (2,058)      (1,413)      (3,943)      (4,697)       (837)     (4,734)
  Equity in loss of equity method
  investments                                0            0            0          476           0           0
  Minority interest in losses of
  majority owned subsidiaries                0            0            0         (125)          0           0
  Fixed charges, as below               57,381       58,339       61,743       61,394      62,969      62,070

     Total earnings, as defined      $ 190,656   $  199,636   $  196,546    $ 198,032   $ 205,210   $ 207,798

Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,593   $  62,014   $  61,102
  Rental interest factor                   925          991          982          801         955         968

     Total fixed charges, as
     defined                         $  57,381   $   58,339   $   61,743    $  61,394   $  62,969   $  62,070

Ratio of earnings to fixed charges       3.32x        3.42x        3.18x        3.23x       3.26x       3.35x



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